                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  AMBAR, INC.
                           (Name of Subject Company)

                                  AMBAR, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  023162 10 0
                     (CUSIP Number of Class of Securities)

                             RANDOLPH M. MOITY, SR.
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  AMBAR, INC.
                           221 RUE DE JEAN, SUITE 300
                           LAFAYETTE, LOUISIANA 70508
                                  318-237-5300

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:
                                CURTIS R. HEARN
         JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE, L.L.P.
                             201 ST. CHARLES AVENUE
                       NEW ORLEANS, LOUISIANA 70170-5100
                                 (504) 582-8000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is AMBAR, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 221 Rue de Jean, Suite 300, Lafayette, Louisiana 70508. The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by AI Acquisitions Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of AI Partners L.P. a Delaware limited partnership (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 9, 1996 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $18.00 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 1, 1996 (the "Merger Agreement"), among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed herewith as Exhibit 1 and is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement, the Parent entered into Stockholder Agreements, dated as of July 1, 1996 (the "Stockholder Agreements"), with certain stockholders of the Company (the "Principal Stockholders") who hold, in the aggregate, approximately 56% of the outstanding Shares. A copy of each of the Stockholder Agreements has been filed herewith as
Exhibit 8(a) and Exhibit 9, respectively, and is incorporated herein by reference. Pursuant to the Stockholder Agreements, each Principal Stockholder has agreed to sell to Purchaser all Shares of Common Stock that are beneficially owned by such individual at a price per Share equal to the price paid for the Shares in the Offer, provided that such obligation to sell and the obligation to purchase is subject to Purchaser having accepted Shares for payment in the Offer. The Principal Stockholders have also agreed to vote their Shares against any competing transaction, including a merger (other than the Merger), or any other extraordinary corporate transaction such as a consolidation, combination or sale of the Company's assets or any proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Offer or the Merger. In addition, each of the Principal Stockholders granted the Parent an irrevocable proxy to vote or grant a consent or approval in respect of the Shares then owned by the Principal Stockholder as set forth in the preceding sentence. One of the Principal Stockholders also granted the Purchaser the right to purchase up to 100,000 Shares of the total number of Shares that he owns by delivery of a promissory note, as described under the heading "Certain Conflicts -- Employment Agreement". See Item 3.

     As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and the Parent are located at 375 Park Avenue, Suite 1705, New York, New York 10152.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is set forth below.

     (c) Certain contracts, arrangements, agreements and undertakings between the Company and certain of its directors and executive officers are described in "Organization and Compensation of the Board of Directors," "Executive Compensation," "Certain Transactions" and "Compensation Committee Report on

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Executive Compensation" in the Company's Proxy Statement first mailed to stockholders on October 12, 1995 (the "1995 Proxy Statement"). Certain pages of the 1995 Proxy Statement have been filed herewith as Exhibit 6 and are incorporated herein by reference.

THE MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, the Purchaser, the Parent and the Company's executive officers and directors.

     BOARD REPRESENTATION. The Merger Agreement provides that, subject to the next paragraph and compliance with applicable law, promptly upon the purchase by the Purchaser of at least a majority of the outstanding Shares of Common Stock pursuant to the Offer, and from time to time thereafter, the Purchaser shall have the right to designate such number of directors, rounded to the next whole number but in no event more than one less than the total number of directors as will give the Purchaser representation on the Board of Directors of the Company (the "Board") equal to the percentage of outstanding Shares of Common Stock held by the Purchaser and the Board shall, upon the request of the Purchaser and subject to its fiduciary duties under the Delaware General Corporation Law (the "DGCL"), promptly use its best efforts to take all actions necessary to enable the Parent's designees to be elected to the Board, including accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Board of Directors and causing the Purchaser's designees to be elected. The date on which the Purchaser's designees constitute at least a majority of the Board is referred to as the "Control Date." The Company's obligation to appoint Parent's designees to the Company's Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders an Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. A copy of the Information Statement will be provided by the Company at its expense in accordance with the Exchange Act prior to the appointment of such directors.

     The Merger Agreement also provides that until the effective time of the Merger (the "Effective Time"), the Board shall include three of the current directors of the Company (subject to their willingness to serve) who are not affiliated with Parent or the Purchaser or any of their affiliates or agents (the "Continuing Directors").

     OFFICER AND EMPLOYEE MATTERS. In the Merger Agreement, the Parent has expressed its intention to cause the Surviving Corporation, following consummation of the Merger, to maintain for the benefit of the Company's non-union employees employee benefits which are in the aggregate no less favorable than the benefits that were in place as of the date of the execution of the Merger Agreement. However, the Parent is not required to cause the Surviving Corporation to maintain any employee benefit plans, arrangements or benefits and can terminate any such plan without providing substitute or equivalent benefits. While the Parent has expressed its intention in the Merger Agreement to maintain the Company's Employee Savings and Retirement Plan, the option currently available under such plan to invest in Company Common Stock will be eliminated prior to consummation of the Merger.

     All options to purchase Common Stock (the "Stock Options") pursuant to the Company's 1991 Employees' Incentive Compensation Program or the Company's 1994 Non-Employee Directors' Incentive Compensation Program (collectively, the "Stock Option Plans") shall, in accordance with the terms of such plans, become exercisable upon consummation of the Merger and the Shares received upon such exercise shall be convertible into cash in an amount equal to the Offer Price, less applicable withholding taxes. The Merger Agreement provides that the Company will take reasonable actions to effect the provisions of the Merger Agreement related to the Stock Options, including using reasonable efforts to obtain the written acknowledgment of each holder of Stock Options that the payment of such amount will fully discharge the Company's

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obligations with respect thereto. Subsequent to the Effective Time, Stock
Options will no longer be issued under the Company's Stock Option Plans.

     DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that from and after the earlier of the Control Date or the Effective Time, the Parent will cause the Surviving Corporation to maintain, for a period of six years after the Effective Time, all rights to indemnification now existing in favor of the present and former officers, directors, employees and agents of the Company (the "Indemnified Parties") under the Company's certificate of incorporation and bylaws as in effect on the date of the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, for a period of three years after the Effective Time, the Parent has agreed to cause the Company to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Parent is permitted to substitute therefor policies of at least the same coverage and containing terms and conditions which are no less advantageous to the directors and officers); provided, however, that the Parent is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 133% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Parent and the Surviving Corporation have agreed to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual expense equal to the Maximum Amount.

     The Parent has also agreed, and has agreed to cause the Surviving Corporation, to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring prior to, on or after the Effective Time, that are based in whole or in part on the fact that such person is or was a director or officer of the Company or any of its subsidiaries, provided that no indemnification is required for any wrongful misconduct by such person.

     The indemnification and insurance provisions contained in the Merger Agreement are intended for the benefit of the Indemnified Parties, their heirs and representatives and survive any merger, consolidation or sale of the Surviving Corporation.

CERTAIN CONFLICTS

     STOCK OPTIONS. As of March 31, 1996, the current directors and executive officers of the Company as a group held Stock Options granted under the Stock Option Plans to purchase an aggregate of 147,000 Shares of Common Stock at exercise prices ranging from $4.125 to $5.75 per share, including 5,000 Stock Options at an exercise price of $5.75 issued on November 6, 1995 to each of the directors other than Mr. Moity, and 30,000 stock options issued on November 6, 1995 to Mr. Moity as further described in Schedule A attached hereto. In all, Stock Options to purchase an aggregate of 179,500 Shares of Common Stock were outstanding as of March 31, 1996 under the Stock Option Plans. The Company has agreed to take reasonable actions to effect the provisions of the Merger Agreement related to the Stock Options, including using reasonable efforts to obtain the written acknowledgement of each holder of Stock Options that payment of the Offer Price for the Shares received upon exercise of the Stock Options, less applicable withholding taxes, will fully discharge the Company's obligations with respect thereto.

     EMPLOYMENT AGREEMENT. In connection with the Merger, the Company has executed an employment agreement (the "Employment Agreement") with Mr. Moity pursuant to which Mr. Moity has agreed to provide, for a transition period not to exceed 18 months (unless extended by mutual agreement), services to the Surviving Corporation as Chairman of the Board, Chief Executive Officer and President. Assuming that he satisfactorily performs his obligations under the Employment Agreement, Mr. Moity will earn a performance bonus of up to $300,000 in cash, prorated to reflect the actual term of service and payable when his replacement is appointed. In connection with the Stockholder Agreement, and the $18.00 per share cash price Mr. Moity will receive for his Shares, the Surviving Corporation will issue Mr. Moity a promissory note in the amount of $1.8 million as payment for 100,000 of his Shares. This promissory note accrues interest at a rate of 7% per annum. The principal of this note, together with interest accrued thereon, will be paid at the earlier of (i) the end of the primary term of the Employment Agreement or (ii) two months following the date Mr. Moity is replaced as the Chief Executive Officer, and amounts due under the note may be offset against

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any failure by Mr. Moity to satisfy his obligations under the Employment
Agreement. A copy of the Employment Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. A copy of the promissory note has been filed herewith as Exhibit 8(b) and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     The following is a summary of certain provisions of the Confidentiality Agreement (the "Confidentiality Agreement") dated April 23, 1995, between the Company and The Beacon Group, a private investment firm ("Beacon"), filed as
Exhibit 7 hereto and incorporated herein by reference. Beacon organized the Parent and the Purchaser for purposes of effecting the Offer and the Merger. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Beacon has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company that may have been furnished to Beacon by or on behalf of the Company ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Beacon has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Beacon also agreed that for a period of two years from the date of the Confidentiality Agreement, neither Beacon nor any of its representatives, agents or affiliates would, directly or indirectly, and Beacon would cause any person or entity controlled by Beacon not to, without the prior written consent of the Company's Board, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its affiliates or (ii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company. The Board has adopted a resolution excluding the Offer described herein from the standstill provisions of the Confidentiality Agreement.

ITEM 4. THE BOARD'S RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors of the Company has approved the Offer and the Merger and determined, based upon, among other things, the unanimous recommendation of a duly appointed independent committee of the Board (the "Independent Committee"), that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     In early 1995, the Company was presented with an opportunity to diversify its business and to partially vertically integrate its completion/workover fluids business by becoming a producer of liquid and dry calcium chloride, an important raw material used in the production of the Company's fluids that has numerous other commercial applications. In pursuit of this opportunity, the Company entered into a long-term feedstock agreement with Martin Marietta Magnesia Specialties Inc. and acquired an evaporation plant in Manistee, Michigan that it proceeded to retrofit for the production of calcium chloride.

     In early 1996, the Company began to evaluate the feasibility of a secondary public offering of its common stock to provide capital to complete the retrofitting of the Manistee facility, to reduce its indebtedness (including indebtedness incurred to acquire and begin the retrofitting of the Manistee facility) and to fund expansion of its existing lines of business. In April 1996, the Company engaged Raymond James & Associates, Inc. ("Raymond James") to underwrite a public offering of Company Common Stock.

     Concerned that the contemplated public offering might not be achievable within an acceptable time frame, the Company also explored other options to raising capital, and in early April, Mr. Moity was introduced to Beacon. Mr. Moity engaged in preliminary discussions with representatives of Beacon relating to the Company's capital requirements and a possible investment by Beacon in the Company. After several preliminary discussions, the Company and Beacon negotiated and entered into the Confidentiality Agreement, for the purpose of conducting due diligence and evaluating the terms, if any, on which Beacon would be prepared to invest in the Company. During this same period, the Company continued with its preparation of a

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registration statement relating to the Common Stock that it would have issued if the decision were ultimately made to complete the public offering through Raymond James.

     At a regularly scheduled meeting of the Company's Board of Directors on May 23, 1996, Beacon made a proposal to the Board of Directors of the Company offering to invest approximately $25 million in exchange for the Company's issuance of a class of convertible preferred stock. After giving careful consideration to the proposal, the Board concluded that certain aspects of the Beacon preferred stock proposal were not acceptable and that it would be in the best interest of the Company's stockholders to reject the Beacon proposal and to raise the necessary capital by proceeding with the public offering.

     On Sunday, May 27, 1996, Mr. Moity was contacted by representatives of Beacon and invited to a meeting at Beacon's offices in New York City. Mr. Moity was advised at that time that the purpose of the meeting would be to discuss whether the proposed investment by Beacon could be recast in a manner that would be acceptable to the Company's Board of Directors. Mr. Moity accepted the invitation and on Tuesday, May 29, 1996, Mr. Moity met in New York City with several representatives of Beacon. At the May 29 meeting, Beacon made a proposal to Mr. Moity to purchase all of the outstanding Common Stock for a cash purchase price of $14.50 per share, subject to such proposal being accepted by the Company's Board of Directors and recommended by the Board of Directors to the Company's stockholders. Mr. Moity informed Beacon that he would be interested in further pursuing the Beacon proposal, and he agreed to convene a special meeting of the Board of Directors to consider the proposal.

     Through its counsel, on May 29 Beacon provided to Company counsel and Mr. Moity preliminary drafts of the merger documents reflecting the essential terms of its proposal, and a special meeting of the Board was convened on May 31, 1996. At the meeting, Mr. Moity and counsel to the Company reviewed for the Board the terms of the Beacon proposal. In addition to reviewing the business terms of the proposal, Company counsel advised the Board of their fiduciary duties to the Company's stockholders under Delaware law. Among the recommendations made by counsel at the meeting was the appointment of an Independent Committee of the Board to evaluate the Beacon proposal and negotiate the terms of a possible transaction with Beacon, the engagement of an investment banking firm to evaluate the fairness of the terms of the Beacon proposal to the Company's stockholders, and, assuming a decision was made to sell the Company, the solicitation of indications of interest from other potential bidders. At the meeting, the Board appointed an Independent Committee consisting of all directors other than Mr. Moity to evaluate the Beacon proposal, and appointed Messrs. Robert D. van Roijen and James C. Roddy as Co-Chairmen of the Independent Committee.

     On June 3, 1996, the Independent Committee engaged Raymond James to assist in its evaluation of the Beacon proposal. Company counsel also commenced preliminary negotiations with Beacon's counsel with respect to the terms and conditions of the merger documents, in particular seeking the elimination or substantial modification of the provisions of the agreement that limited the ability of the Company to solicit, or respond effectively to, offers from third parties to acquire the Company.

     On June 7, 1996, Raymond James reported to the Co-Chairmen of the Independent Committee that it would not be able to render its opinion that $14.50 per share cash price was fair to the Company's stockholders from a financial point of view. In so advising, Raymond James indicated that the $14.50 per share cash price offered a modest premium over then current market prices as compared to the premiums paid in comparable transactions, that the Company had financing alternatives to raise capital through the public offering of Common Stock, that strategic acquirors might be willing to pay a greater premium than that offered by Beacon, and that, assuming successful completion of the public offering, the implied value of the Company's common stock within 18 months would be substantially in excess of $14.50 per share. Based upon this report, the Co-Chairmen of the Independent Committee advised Beacon that its offer was rejected and that the Independent Committee would not be in a position to agree to any proposal at a price as to which a fairness opinion would not be rendered. On or about the same date, the Independent Committee authorized Raymond James to solicit interest from parties other than Beacon, and the Company resumed preparation of the public offering registration statement.

     The Independent Committee continued its discussions with Beacon and on June 10, 1996, Beacon increased its offer to $16.25 per share. On June 14, 1996, after once again conferring with Raymond James, the Independent

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Committee rejected Beacon's offer. On that same day, the Company filed its registration statement with the Commission in connection with the proposed public offering of Common Stock.

     On June 20, 1996, the Securities and Exchange Commission advised Company counsel that the registration statement related to the public offering would not be reviewed. At that time, the Company contemplated that it would begin to offer its Common Stock in mid-July, following a reorganization of the Company as a Louisiana corporation. Between June 14 and June 27, 1996, members of the Independent Committee continued to have periodic discussions with Beacon. On June 27, 1996, Beacon informed Mr. Moity and Mr. Robert van Roijen that it would be interested in resuming merger negotiations, and that if the result of such negotiations were satisfactory, it would increase its offer to $18.00 per share cash price. On June 28 and 29, 1996, Mr. Moity, Mr. van Roijen and Company counsel met in New York City with several representatives of Beacon and Beacon's counsel to negotiate the merger agreements.

     At these June 28 and June 29 meetings, representatives of the Company and Beacon conducted extensive negotiations relating to the terms and conditions of the Merger Agreement, particularly with respect to the conditions to Beacon's obligation to purchase the shares of Common Stock in the tender offer, the Stockholder Agreements, the rights of the parties to terminate the Merger Agreement, and the circumstances under which Beacon would be entitled to earn a "break-up" fee of $3.3 million. On June 29, 1996, representatives of the Company and Beacon finalized the terms of the Merger Agreement and the related Stockholder Agreements, the execution of which by the Company's Principal Stockholders was a condition to Beacon's willingness to enter the transactions contemplated by the Merger Agreement.

     Raymond James continued to solicit indications of interest from potential acquirors during the period between June 7, 1996 and June 29, 1996. Mr. van Roijen and Company counsel continued to have discussions with Raymond James regarding the revised Beacon proposal and the search for alternative bidders while attending the meetings in New York City on June 28 and 29, 1996, but no additional offers were received.

     On July 1, 1996, the Company convened a joint meeting of the Independent Committee and the Board. At this meeting, Mr. Moity expressed to the Board of Directors his belief that the terms of the revised Beacon proposal were in the best interests of the stockholders. Thereafter, Company counsel made a comprehensive presentation of terms and conditions contained in the Merger Agreement and reviewed again the directors' fiduciary duties to the Company's stockholders in evaluating the revised Beacon proposal. Following counsel's presentation, a representative of Raymond James explained the basis of its evaluation of the proposal and the various methods employed to determine whether the proposal reflected a fair value to stockholders considering the Company's trading history and future prospects, the performance of comparable companies and the risk that the Company would not successfully achieve its future targets. Raymond James also disclosed that the companies contacted during its solicitations of interest had not yet made an alternative proposal. Raymond James informed the Independent Committee that, based upon these and other factors, it was of the opinion that the $18.00 per share cash price of Common Stock was fair to the Company's stockholders from a financial point of view.

     Subsequent to these presentations and after further discussion, the Independent Committee unanimously concluded that the $18.00 purchase price proposed by Beacon was fair to the Company's stockholders and unanimously recommended the Offer and the Merger to the Board for approval. The Board of Directors approved the Offer and the Merger and determined, based upon, among other things, the unanimous recommendation of the Independent Committee, that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders and thus determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. The Company's Board of Directors also approved, for purposes of Section 203 of the DGCL, the Stockholder Agreements. After the close of business on July 1, 1996, the Merger Agreement and the Stockholder Agreements were executed and delivered. The transaction was publicly announced on the morning of July 2, 1996. On July 9, 1996, the Purchaser commenced the Offer.

     In approving the proposed Merger Agreement and the transactions contemplated thereby and recommending that all holders of Common Stock tender such pursuant to the Offer, the Board of Directors considered a number of factors, including:

          (i) the terms of the Merger Agreement;

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          (ii) the financial condition, results of operations, business and prospects of the Company, and current industry economic and market conditions;

          (iii) the inherent uncertainty of the Company's ability to capitalize successfully on its initiative to expand significantly its operations through the production and marketing of calcium chloride at its Manistee facility, including the risks associated with attempting to successfully penetrate other commercial markets;

          (iv) that the $18.00 per share cash price in the Offer represented (a) a premium of approximately 25% over the closing price of the Shares on June 27, 1996 (the last trading day prior to the meeting), (b) a premium of approximately 50% over the closing price of the shares on June 1, 1996 and
     (c) a price higher than any price at which the Common Stock has traded since the Company's initial public offering;

          (v) the oral fairness opinion of Raymond James delivered at the Board meeting on July 1, 1996 (confirmed by the Board's receipt of a written fairness opinion to the same effect) to the effect that, as of such date and based upon and subject to the matters reviewed with the Board, the $18.00 per share cash price consideration to be received by the holders of Common Stock was fair from a financial point of view to such holders;

          (vi) the fact that Raymond James had solicited possible acquisition interest from third parties before agreeing to the proposed Offer and Merger, which solicitations did not result in alternative proposals or requests for further negotiations;

          (vii) the reasonableness of the fee and expense reimbursement requirements described in Section 6.12 of the Merger Agreement, which were a condition to the Offer; and

          (viii) the limited number of conditions to the obligations of the Parent and the Purchaser to consummate the Offer and the Merger, including the fact that the Offer is not conditioned on financing.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     A copy of the written fairness opinion of Raymond James is attached hereto as Exhibit 4 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF RAYMOND JAMES IN ITS ENTIRETY.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On June 3, 1996, the Company and Raymond James entered into a letter agreement (the "Engagement Letter"), pursuant to which Raymond James agreed to provide the Company with financial advice and assistance in connection with the proposed sale or merger of the Company, and to render a fairness opinion with respect to the consideration to be received in any such transaction.

     Under the terms of the Engagement Letter, the Company agreed to pay Raymond James a $25,000 fee upon execution of the Engagement Letter, a $100,000 fee upon delivery of a written fairness opinion, a $250,000 fee upon the closing of any transaction and an additional fee based upon the incremental value of any consideration received by the Company's stockholders in excess of $14.50 per share as follows: (i) 6% of the first $2 million of incremental consideration,
(ii) 5% of the next $1 million of incremental consideration, (iii) 4% of the next $1 million of incremental consideration and (iv) 3% of all incremental consideration over $4 million. In addition, the Engagement Letter provides that the Company will reimburse Raymond James for its reasonable out-of-pocket expenses and will indemnify Raymond James against certain liabilities incurred in connection with its services. If the transaction is consummated at the Offer Price, Raymond James will earn a total fee under the Engagement Letter of approximately $885,000.

     The Company has been informed that prior to its engagement on June 3, 1996 as described in Item 4(B) above, Raymond James has not been retained by and does not have any other contract, agreement, arrangement or understanding giving rise to an actual or potential conflict of interest, and does not otherwise have any actual or potential conflict of interest, with the Company, the Purchaser, the Parent or any of their respective directors, executive officers or affiliates.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Mr. Moity and Mr. Kenneth J. Boutte, another member of the Company's Board, have each executed a Stockholder Agreement pursuant to which they have agreed to tender all of the Shares of Common Stock owned by them, which represent, in the aggregate, approximately 56% of the Company's outstanding Shares, at the Offer Price, provided that such obligation to sell and the obligation to purchase is conditioned upon the Purchaser having accepted Shares for payment in the Offer. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares of Common Stock to the Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power. A copy of each of the Stockholder Agreements is filed herewith as Exhibit 8(a) and Exhibit 9, respectively, and is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or any signed contracts in response to the Offer, other than as described in
Item 3(b) of this Statement, which relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     CERTAIN CORPORATE LAW MATTERS. Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the voting stock of such corporation after the date the relevant person or entity first becomes a 15% stockholder. Section 203 provides that a Delaware corporation shall not engage for a period of three years in any business combination with such a stockholder without approval of the holders of two-thirds of the outstanding shares (other than the shares owned by the 15% stockholder), with certain exceptions, including (i) prior approval by the Board, either of the business combination or the transaction which results in a stockholder becoming a 15% stockholder, or (ii) the ownership by the 15% stockholder of at least 85% of the outstanding voting shares of the corporation, exclusive of shares acquired in a transaction not approved by the Board. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreements, and therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

     INFORMATION STATEMENT. The Information Statement required by Section 14(f) and Rule 14f-1 of the Exchange Act will be furnished separately to stockholders in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.
- ---------------------
     Exhibit 1       Agreement and Plan of Merger dated July 1, 1996 among AMBAR, Inc., AI
                     Partners L.P. and AI Acquisitions Corp.*
     Exhibit 2       Joint Press Release issued on July 1, 1996.*
     Exhibit 3       Employment Agreement dated as of July 1, 1996 by and between AMBAR, Inc.
                     and Randolph M. Moity, Sr.*
     Exhibit 4       Opinion of Raymond James & Associates dated July 1, 1996.
     Exhibit 5       Letter dated July 9, 1996, from Randolph M. Moity, Sr., Chairman of the
                     Board and Chief Executive Officer of the Company, to the stockholders of
                     AMBAR, Inc. with regard to the Offer.
     Exhibit 6       Pages 4-10 excerpted from the Company's Proxy Statement first mailed to stockholders on or about October 12, 1995 in connection with the 1995
                     Annual Meeting of Stockholders.*
     Exhibit 7       Confidentiality Agreement dated April 23, 1996 between AMBAR, Inc. and
                     The Beacon Group.*
     Exhibit 8(a)    Stockholder Agreement, dated as of July 1, 1996, between AI Partners
                     L.P. and Randolph M. Moity, Sr.*
     Exhibit 8(b)    Promissory Note executed by AMBAR, Inc. payable to Randolph M. Moity,
                     Sr.*
     Exhibit 9       Stockholder Agreement, dated as of July 1, 1996, between AI Partners
                     L.P. and Kenneth J. Boutte.*

- ---------------

* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            AMBAR, INC.

                                            By: /s/  RANDOLPH M. MOITY, SR.
                                              ----------------------------------
                                              Randolph M. Moity, Sr.
                                              Chairman of the Board, President
                                                and Chief Executive Officer

Date: July 9, 1996

                                                                      SCHEDULE A

                                                                     OPTION GRANTS IN LAST FISCAL YEAR
                                              -------------------------------------------------------------------------------
                                                                                                                POTENTIAL
                                                                                                            REALIZABLE VALUE
                                                                                                               AT ASSUMED
                                                                                                              ANNUAL RATES
                                                 NUMBER          PERCENT OF                                  OF APPRECIATION
                                              OF SECURITIES         TOTAL                                    FOR OPTION TERM
                                               UNDERLYING      OPTIONS GRANTED    EXERCISE    EXPIRATION    -----------------
                    NAME                         OPTIONS       IN FISCAL YEAR      PRICE         DATE        5%         10%
- --------------------------------------------  -------------    ---------------    --------    ----------    -----      ------
Randolph M. Moity, Sr.......................      30,000             19.9%         $ 5.75      11-06-05     $9.37      $14.91